UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                         (Amendment No. )*

                             Micrografx Inc.
                          (Name of Issuer)

                           Common Stock
                 (Title and Class of Securities)

                          595077108
                         (CUSIP Number)











     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                          SCHEDULE 13G

CUSIP No.595077108                                    Page 2 of 4

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Invista Capital Management, Inc.

          Principal Mutual Life Insurance Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Invista Capital Management, Inc.           State of Iowa

          Principal Mutual Life Insurance Company   State of Iowa



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          5    SOLE VOTING POWER
          Invista Capital Management, Inc.
 0
          Principal Mutual Life Insurance Company
 0

          6    SHARED VOTING POWER
          Invista Capital Management, Inc.
733,000
          Principal Mutual Life Insurance Company
733,000

          7    SOLE DISPOSITIVE POWER
          Invista Capital Management, Inc.
 0
          Principal Mutual Life Insurance Company
 0

          8    SHARED DISPOSITIVE POWER
          Invista Capital Management, Inc.
733,000
          Principal Mutual Life Insurance Company
733,000

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Invista Capital Management, Inc.
733,000
          Principal Mutual Life Insurance Company
733,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          Invista Capital Management, Inc.
 7.2%
          Principal Mutual Life Insurance Company
 7.2%

12   TYPE OF REPORTING PERSON*

          Invista Capital Management, Inc.
 IA
          Principal Mutual Life Insurance Company
 HC
Schedule 13G

ITEM 1(a) Name of Issuer:                           Micrografx Inc.

ITEM 1(b) Address of Issuer's Principal Executive Offices:
                                                    1303 East
Arapaho Road
                                                    Richardson,  TX
75081-2444
_
ITEM 2(a) Name of Persons Filing:                   Invista Capital
Management, Inc.
                                                    Principal
Mutual Life Insurance Co.

ITEM 2(b) Address of Principal Business Office:

Invista Capital Management, Inc.                    Principal
Mutual Life Ins. Co.
699 Walnut                                          711 High Street
1500 Hub Tower                                      Des Moines, IA
50392-0088
Des Moines, IA  50309

ITEM 2(c) Citizenship:
            Invista Capital Management, Inc. - State of Iowa
            Principal Mutual Life Insurance Co. - State of Iowa

ITEM 2(d) Title of Class of Securities:  Common Stock

ITEM 2(e) CUSIP Number:  595077108

ITEM 3: This statement is filed pursuant to Rule 13d-1(b) by a person who is an investment advisor registered under Section 203 of the Investment Advisers
Act of 1940, and a person who is a parent holding company in accordance with
Section 240.13d-1(b)(1)(ii)(G).

ITEM 4:     Ownership:

            (a) Amount Beneficially Owned:
733,000 Shares Common Stock presently held by Invista Cap. Mgmt.
733,000 Shares Common Stock presently held by Principal Mutual

                (b)  Percent of Class:
7.17%     Invista Capital Management, Inc.
7.17%     Principal Mutual Life Insurance Co.

                (c) Number of shares as to which such person has:
                (i) Sole power to vote or to direct the vote:

0 Invista Capital Management, Inc.
0 Principal Mutual Life Insurance Co.
                (ii) Shared power to vote or to direct the vote:
733,000  Shares Common Stock presently held by Invista Capital
Management,
         Inc.
733,000 Shares Common Stock presently held by Principal Mutual Life
Ins.
        Co.
                (iii) Sole power to dispose or to direct the disposition of:
0 Invista Capital Management, Inc.
0 Principal Mutual Life Ins. Co.
                (iv) Shared power to dispose or to direct the disposition of:
733,000  Shares Common Stock presently held by Invista Capital
Management,
         Inc.
733,000  Shares Common Stock presently held by Principal Mutual
Life
Insurance Co.

ITEM 5:     Ownership of 5% or Less of Class:  Not Applicable

ITEM 6:     Ownership of More than 5% on Behalf of Another Person:
Not
Applicable

ITEM 7: Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: See Exhibit attached

ITEM 8:     Identification and Classification of Members of the
Group:  Not
Applicable

ITEM 9:     Notice of Dissolution of Group:  Not applicable

ITEM 10: Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVISTA CAPITAL MANAGEMENT, INC.


By /s/ Lisa M. Smith
Lisa M. Smith, Financial & Compliance Officer

PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
By:  INVISTA CAPITAL MANAGEMENT, INC.


By /s/ Lisa M. Smith
Lisa M. Smith, Financial & Compliance Officer


Dated this 14th day of February, 1997.